Exhibit 23.5

CONSENT OF ZHONGHAN DENG

Pursuant to Rule 438 under the Securities Act of 1933, the undersigned Zhonghan Deng consents to be named in the Registration Statement on Form F-4 of Sohu.com Limited, and in all amendments and supplements thereto, as a proposed member of the board of directors and of the audit committee, the compensation committee and the nominating committee of the board of directors of Sohu.com Limited.

Date: April 2, 2018	/s/ Zhonghan Deng
Name: Zhonghan Deng